UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

N-able, Inc.

(Name of Issuer)

Common stock, par value $0.001

(Title of Class of Securities)

62878D100

(CUSIP Number)

Christopher McHugh

c/o Howard Hughes Medical Institute

4000 Jones Bridge Road

Chevy Chase, MD 20815

(301) 215-8851

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON Howard Hughes Medical Institute
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 247,973 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 247,973 (See Item 4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,973 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.10% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) EP

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”) of N-able, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are at 301 Edgewater Dr., Suite 306, Wakefield, Massachusetts 01880.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Howard Hughes Medical Institute (the “Reporting Person”). The address of the principal business office of the Reporting Person is 4000 Jones Bridge Road, Chevy Chase, MD 20815. The Reporting Person is a not-for-profit medical research organization organized as a corporation under the laws of Delaware.

The name, business address, present principal occupation or employment and citizenship of each Executive Officer and Trustee of the Reporting Person is set forth on Annex A hereto. During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the other persons identified in Annex A: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Common Stock beneficially owned by the Reporting Person was acquired on July 19, 2021 in connection with the distribution of shares of Common Stock by SolarWinds Corporation (“SolarWinds”) to holders of SolarWinds common stock as of July 12, 2021 (the “Distribution”). The Reporting Person did not pay any consideration for the shares received in the Distribution.

Item 4	Purpose of Transaction

The information set forth or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Person holds the Common Stock for investment purposes. Depending on market conditions and other factors (including evaluation of the Issuer’s businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), the Reporting Person may from time to time acquire additional securities of the Issuer or dispose of all or a portion of their investment in the Issuer.

Except as set forth in the preceding paragraph and in Item 6 of this Schedule 13D, as of the date hereof, the Reporting Person does not have any plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D.

Item 5	Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 is incorporated by reference in its entirety into this Item 5.

(a) – (b) In the aggregate, the Reporting Person beneficially owns 247,973 shares of Common Stock, or 0.10% of the Common Stock outstanding.

Calculations of beneficial ownership are based on 178,746,342 shares of Common Stock of the Issuer assumed to be outstanding following the Distribution as set forth in the Issuer’s Information Statement, dated July 12, 2021, circulated to stockholders of SolarWinds in connection with the Distribution and filed as Exhibit 99.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 12, 2021.

The Reporting Person, certain affiliates of Silver Lake Group, L.L.C. (“Silver Lake”), certain affiliates of Thoma Bravo, L.P. (“Thoma Bravo”), and certain co-investors of Thoma Bravo, in each case, listed on Annex B attached hereto (collectively, the “Stockholders”) are parties to a Stockholder Agreement (the “Stockholder Agreement”), which contains, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto.

By virtue of the Stockholders’ Agreement described in Item 6 of this Schedule 13D and the obligations and rights thereunder, the Reporting Person acknowledges and agrees that it is acting as a “group” with the other Stockholders within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based in part on information provided by or on behalf of the other Stockholders, as of July 19, 2021, such a “group” would be deemed to beneficially own an aggregate of 122,971,296 shares of Common Stock, or 68.8% of the total number of shares outstanding.

Pursuant to Rule 13d-4 of the Act, the Reporting Person expressly declares that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Person expressly disclaims that it has agreed to act as a group other than as described in this Schedule 13D.

(c) Except as otherwise set forth in this Statement, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings and Relationships with Respect to Securities of the Issuer.

Stockholders’ Agreement

In connection with the Distribution, the Reporting Person, Thoma Bravo, the Thoma Bravo Funds, the Silver Lake Funds (as defined below) and the parties set forth on Annex B hereto entered into a stockholders’ agreement with the Issuer. The Stockholders’ Agreement, as further described below, contains specific rights, obligations and agreements of these parties as owners of Common Stock. In addition, the Stockholders’ Agreement contains provisions related to the composition of the Issuer’s board of directors and its committees and provides that the Issuer will be obligated to reimburse the Silver Lake Funds and the Thoma Bravo Funds (collectively, the “Sponsors”) and certain of their affiliates for certain out-of-pocket costs and expenses incurred in connection with the separation and distribution, certain advisory services and their ownership of the Issuer’s stock. The “Thomas Bravo Funds” are: Thoma Bravo Fund XI, L.P. (“TB Fund XI”), Thoma Bravo Fund XI-A, L.P. (“TB Fund XI-A”), Thoma Bravo Executive Fund XI, L.P. (“TB Exec Fund XI”), Thoma Bravo Fund XII, L.P. (“TB Fund XII”), Thoma Bravo Fund XII-A, L.P. (“TB Fund XII-A”), Thoma Bravo Executive Fund XII, L.P. (“TB Exec Fund XII”), Thoma Bravo Executive Fund XII-A, L.P. (“TB Exec Fund XII-A”), Thoma Bravo Special Opportunities Fund II, L.P. (“TB SOF II”), Thoma Bravo Special Opportunities Fund II-A, L.P. (“TB SOF II-A”).

Voting Agreement

Under the Stockholders’ Agreement, the parties have agreed to take all necessary action, including casting all votes to which such stockholders are entitled to cast at any annual or special meeting of stockholders, to ensure that the composition of the board of directors complies with (and includes all of the nominees in accordance with) the provisions of the Stockholders’ Agreement related to the composition of the Issuer’s board of directors and its committees. Pursuant to the terms of the Stockholders’ Agreement, the Sponsors will be entitled to nominate members of the board of directors as follows:

•

so long as the Silver Lake Funds own, in the aggregate, (i) at least 20% of the aggregate number of outstanding shares of Common Stock immediately following the consummation of the Distribution, affiliates of Silver Lake will be entitled to nominate three directors, (ii) less than 20% but at least 10% of the aggregate number of outstanding shares of Common Stock immediately following the consummation of the distribution, affiliates of Silver Lake will be entitled to nominate two directors, and (iii) less than 10% but at least 5% of the aggregate number of outstanding shares of Common Stock immediately following the consummation of the distribution, affiliates of Silver Lake will be entitled to nominate one director; and

•

so long as the Thoma Bravo Funds and their co-investors own, in the aggregate, (i) at least 20% of the aggregate number of outstanding shares of Common Stock immediately following the consummation of the Distribution, affiliates of Thoma Bravo will be entitled to nominate three directors, (ii) less than 20% but at least 10% of the aggregate number of outstanding shares of Common Stock immediately following the consummation of the Distribution, affiliates of Thoma Bravo will be entitled to nominate two directors, and (iii) less than 10% but at least 5% of the aggregate number of outstanding shares of Common Stock immediately following the consummation of the distribution, affiliates of Thoma Bravo will be entitled to nominate one director.

Notwithstanding the foregoing, the Silver Lake Funds and the Thoma Bravo Funds will each be entitled to nominate three directors only if the total number of directors (inclusive of the number of directors nominated by the Silver Lake Funds and the Thoma Bravo Funds) exceeds seven directors.

The initial Silver Lake Director nominees are Mike Bingle and Michael Widmann and the initial Thoma Bravo Director nominees are Michael Hoffmann and Kristin Nimsger.

Silver Lake and Thoma Bravo Approvals

Under the Stockholders’ Agreement and subject to the Issuer’s restated charter, the Issuer’s restated bylaws and applicable law, for so long as the Sponsors collectively own at least 30% of the aggregate number of outstanding shares of Issuer common stock immediately following the consummation of the distribution, the following actions by the Issuer or any of its subsidiaries would require the prior written consent of each of Silver Lake Partners IV, L.P., Silver Lake Technology Investors IV, L.P., and SLP Aurora Co-Invest, L.P. (the “Silver Lake Funds”) and the Thoma Bravo Funds so long as each are entitled to nominate at least two directors to the Issuer’s board of directors. The actions include:

•	change in control transactions;

•	acquiring or disposing of assets or entering into joint ventures with a value in excess of $150 million;

•	incurring indebtedness in an aggregate principal amount in excess of $150 million;

•	initiating any liquidation, dissolution, bankruptcy or other insolvency proceeding involving the Issuer or any of its significant subsidiaries;

•	increasing or decreasing the size of the Issuer’s board of directors; and

•	terminating the employment of the Issuer’s chief executive officer or hiring a new chief executive officer.

Transfer Restrictions

Under the Stockholders’ Agreement, each of the parties has agreed, subject to certain limited exceptions, not to sell, pledge, assign, encumber or otherwise transfer or dispose any Common Stock during the period following the consummation of the Distribution until October 23, 2021 without the consent of the Silver Lake Funds and the Thoma Bravo Funds, as applicable.

Indemnification

Under the Stockholders’ Agreement, the Issuer has agreed, subject to certain exceptions, to indemnify the Sponsors and various respective affiliated persons from certain losses arising out of the indemnified persons’ investment in, or actual, alleged or deemed control or ability to influence, the Issuer.

Corporate Opportunities

The Stockholders’ Agreement contains a covenant that requires the Issuer’s restated charter to provide for a renunciation of corporate opportunities presented to the Sponsors and their respective affiliates and the directors nominated by the Silver Lake Funds and Thoma Bravo Funds under the Stockholders’ Agreement to the maximum extent permitted by Section 122(17) of the Delaware General Corporation Law.

The foregoing description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7	Material to be Filed as Exhibits

Exhibit 1	Stockholders’ Agreement dated as of July 19, 2021, by and among N-able, Inc. and the stockholders’ named therein (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 20, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 29, 2021

HOWARD HUGHES MEDICAL INSTITUTE

By:	/s/ Donald L. Koch
Name:	Donald L. Koch
Title:	Vice President and Chief Investment Officer

Annex A

Executive Officers and Trustees of Howard Hughes Medical Institute

The name and principal occupation of each of the Executive Officers and Trustees of Howard Hughes Medical Institute are listed below. The principal business address of each of the trustees and executive officers is c/o 4000 Jones Bridge Road, Chevy Chase, MD 20815.

Name	Citizenship	Present Principal Occupation or Employment

Executive Officers

Erin O’Shea	USA	President

David Clapham	USA	Vice President and Chief Scientific Officer

Ronald Vale	USA	Vice President and Executive Director, Janelia Research Campus

Sean Carroll	USA	Vice President for Science Education

Donald Koch	USA	Vice President and Chief Investment Officer

Heidi Henning	USA	Vice President and General Counsel

Lauren Spiliotes	USA	Deputy General Counsel

Susan Plotnick	USA	Assistant Treasurer

Monique Marcus	USA	Controller

Bodo Stern	USA	Chief of Strategic Initiatives

Daniel Cronin	USA	Vice President and Chief Financial and Operating Officer

Trustees

Clayton Rose	USA	President, Bowdoin College

Charlene Barshefsky	USA	Retired Senior International Partner, WilmerHale

Joseph Goldstein	USA	Professor and Chairman, University of Texas Southwestern Medical Center at Dallas

David Julius	USA	Professor and Chair, University of California, San Francisco

Risa Lavizzo-Mourey	USA	Professor, University of Pennsylvania

Fred Lummis	USA	Chairman, Platform Partners, LLC

Paul Nurse	UK	Director and Chief Executive, The Francis Crick Institute

Alison Richard	USA/UK	Senior Research Scientist and Professor Emerita, Yale University

Kurt Schmoke	USA	President, University of Baltimore

Debora Spar	USA	Professor, Harvard Business School

Margaret Tutwiler	USA	Retired Executive Vice President, CIT Group Inc.

Annex B

List of Other Stockholders Party to the Stockholder Agreement

AlpInvest GA Co C.V.

AlpInvest Partners Co-Investments 2014 I C.V.

AlpInvest Partners Co-Investments 2014 II C.V.

AM 2014 Co C.V.

HarbourVest 2015 Global Fund L.P.

HarbourVest Global Annual Private Equity Fund L.P.

HarbourVest Partners IX Buyout Fund L.P.

HarbourVest Partners X AIF Buyout L.P.

HarbourVest Partners X Buyout Fund L.P.

Hermes USA Investors Venture II LP

Lexington Co-Investment Holdings III L.P.

Meranti Fund L.P.

NB - Iowa’s Public Universities LP

NB Crossroads XX - MC Holdings LP

NB Crossroads XXI - MC Holdings LP

NB PEP Holdings Limited

NB RP Co-Investment & Secondary Fund LLC

NB Sonoran Fund Limited Partnership

NB Strategic Co-Investment Partners II Holdings LP

NB Wildcats Fund LP

Neuberger Berman Insurance Fund Series of the SALI Multi-Series Fund L.P.

NPS Co-Investment (A) Fund L.P.

The Prudential Insurance Corporation of America

The Prudential Legacy Insurance Corporation of New Jersey

Silver Lake Partners IV, L.P.

Silver Lake Technology Investors IV, L.P.

Silver Lake Technology Associates IV, L.P.

SLP Aurora Co-Invest, L.P.

SMRS-TOPE LLC

TFL Trustee Company Limited as Trustee of the TFL Pension Fund

Thoma Bravo Executive Fund XI, L.P.

Thoma Bravo Executive Fund XII, L.P.

Thoma Bravo Executive Fund XII-A, L.P.

Thoma Bravo Fund XI, L.P.

Thoma Bravo Fund XI-A, L.P.

Thoma Bravo Fund XII, L.P.

Thoma Bravo Fund XII-A, L.P.

Thoma Bravo Special Opportunities Fund XII, L.P.

Thoma Bravo Special Opportunities Fund XII-A, L.P.